UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 3)*

CSI Compressco LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

12637A 103

(CUSIP Number)

Bass C. Wallace, Jr.

TETRA Technologies, Inc.

24955 Interstate 45 North

The Woodlands, Texas 77380

Telephone: (281) 367-1983

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons TETRA Technologies, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Please see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power (1) 14,729,609
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power (1) 14,729,609
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person (1) 14,729,609
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 41.55%
(14)	Type of reporting person (see instructions) HC; CO

(1) TETRA Technologies, Inc., a Delaware corporation (“TETRA”), has indirect, sole voting power and indirect, sole dispositive power with respect to the 14,729,609 common units representing limited partner interests (“Common Units”) reported herein, 2,028,382 Common Units of which are directly held by CSI Compressco Investment LLC, a Delaware limited liability company (“CCI”), 11,225,140 Common Units of which are directly held by CSI Compressco GP Inc., a Delaware corporation and the general partner of the issuer (the “General Partner”), and 1,476,087 Common Units of which are directly held by TETRA International Incorporated (“TII”). CCI is a direct, wholly owned subsidiary of the General Partner, the General Partner is a direct, wholly owned subsidiary of Compressco Field Services, L.L.C., an Oklahoma limited liability company (“CFS”), CFS is a direct, wholly owned subsidiary of Compressco, Inc., a Delaware corporation (“CI”), and CI and TII are direct, wholly owned subsidiaries of TETRA.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 3 of 18

(1)	Names of reporting persons TETRA International Incorporated
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Please see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power (1) 1,476,087
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power (1) 1,476,087
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person (1) 1,476,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 4.16%
(14)	Type of reporting person (see instructions) CO

(1) TII is the holder of record of 1,476,087 Common Units.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 4 of 18

(1)	Names of reporting persons Compressco, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Please see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power (1) 13,253,522
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power (1) 13,253,522
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person (1) 13,253,522
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 37.39%
(14)	Type of reporting person (see instructions) HC; CO

(1) CI has indirect, sole voting power and indirect, sole dispositive power with respect to the 13,253,522 Common Units reported herein, 11,225,140 of which Common Units are directly held by the General Partner and 2,028,382 of which Common Units are directly held by CCI. CCI is a direct, wholly owned subsidiary of the General Partner, the General Partner is a direct, wholly owned subsidiary of CFS and CFS is a direct, wholly owned subsidiary of CI.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 5 of 18

(1)	Names of reporting persons Compressco Field Services, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Please see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Oklahoma
Number of	(7)	Sole voting power (1) 13,253,522
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power (1) 13,253,522
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person (1) 13,253,522
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 37.39%
(14)	Type of reporting person (see instructions) HC; OO

(1) CFS has indirect, sole voting power and indirect, sole dispositive power with respect to the 13,253,522 Common Units reported herein, 11,225,140 of which Common Units are directly held by the General Partner and 2,028,382 of which Common Units are directly held by CCI. CCI is a direct, wholly owned subsidiary of the General Partner and the General Partner is a direct, wholly owned subsidiary of CFS.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 6 of 18

(1)	Names of reporting persons CSI Compressco GP Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Please see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power (1) 13,253,522
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power (1) 13,253,522
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person (1) 13,253,522
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 37.39%
(14)	Type of reporting person (see instructions) HC; CO

(1) The General Partner has direct, sole voting power and direct, sole dispositive power with respect to 11,225,140 Common Units held of record by the General Partner and reported herein, and indirect, sole voting power and indirect, sole dispositive power with respect 2,028,382 Common Units reported herein, all of which 2,028,382 Common Units are directly held by CCI. CCI is a direct, wholly owned subsidiary of the General Partner.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 7 of 18

(1)	Names of reporting persons CSI Compressco Investment LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Please see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power (1) 2,028,382
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power (1) 2,028,382
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person (1) 2,028,382
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 5.72%
(14)	Type of reporting person (see instructions) OO

(1) CCI is the holder of record of 2,028,382 Common Units.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 8 of 18

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to common units representing limited partner interests (“Common Units”) in CSI Compressco LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 24955 Interstate 45 North, The Woodlands, Texas 77380, and amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2011 (the “Original Schedule 13D”) by TETRA Technologies, Inc., a Delaware corporation (“TETRA”), TETRA International Incorporated, a Delaware corporation (“TII”), Compressco, Inc., a Delaware corporation (“CI”), Compressco Field Services, Inc., an Oklahoma corporation (now known as Compressco Field Services, L.L.C., an Oklahoma limited liability company (“CFS”)) and Compressco Partners GP Inc. (now known as CSI Compressco GP Inc.), a Delaware corporation (the “General Partner”), as amended by that certain Amendment No. 1 filed on August 8, 2014 and that certain Amendment No. 2 filed on August 25, 2014.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend, or amend and restate, as indicated herein, the corresponding items in the Original Schedule 13D, as previously amended.  Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D, as previously amended.

Item 2. Identity and Background

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) This Schedule 13D is filed by:

(i) TETRA Technologies, Inc., a Delaware corporation (“TETRA”);

(ii) TETRA International Incorporated, a Delaware corporation (“TII”);

(iii) Compressco, Inc., a Delaware corporation (“CI”);

(iv) Compressco Field Services, L.L.C., an Oklahoma limited liability company (“CFS”);

(v) CSI Compressco GP Inc., a Delaware corporation and the general partner of the Issuer (the “General Partner”); and

(vi) CSI Compressco Investment, LLC, a Delaware limited liability company (“CCI”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

TETRA is a publicly traded company. CCI is a direct, wholly owned subsidiary of the General Partner, the General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI and CI and TII are direct, wholly owned subsidiaries of TETRA. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D/A.

(b) The principal business address of each Reporting Person is 24955 Interstate 45 North, The Woodlands, Texas, 77380.

(c) TETRA, together with TII, CI, CFS and other of its subsidiaries, is a geographically diversified oil and gas services company. TETRA’s principal business, together with TII, CI, CFS and other of its subsidiaries, is to provide completion fluids and associated products and services, water management, frac flowback, production well testing, offshore rig cooling, compression services and equipment, and selected offshore services, including well plugging and abandonment, decommissioning, and diving, to its customers. The principal business of the General Partner is to hold Common Units, and certain incentive distribution rights granted by the Issuer, and to manage the business and affairs of the Issuer as its general partner. The principal business of CCI is to hold Common Units.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 9 of 18

(d) - (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. CCI is managed by its sole managing member, the General Partner, and does not directly have officers or directors.  To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

198,643 of the Issuer’s issued and outstanding Series A Convertible Preferred Units (“Preferred Units”) owned by TETRA were converted into Common Units for no additional consideration, effective June 8, 2017, as a result of the mandatory monthly conversions of Preferred Units (the “Preferred Unit Monthly Conversions”) pursuant to the Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).  On March 8, April 10, May 8 and June 8 of 2017, the Partnership issued 35,173, 39,801, 49,342 and 74,327 Common Units, respectively, to TETRA in connection with the Preferred Unit Monthly Conversions. Further, pursuant to the terms of the Partnership Agreement, ratable portions of the Preferred Units have been and will continue to be converted each month over a period of thirty months that began in March 2017, subject to certain provisions of the Partnership Agreement that may delay or accelerate all or a portion of such monthly conversions.

In addition, 159,192 Common Units and 280,257 Common Units were issued to TETRA as reimbursement for certain costs incurred by TETRA (each, an “Omnibus Reimbursement”) in the fourth quarter of 2016 and the first quarter of 2017, respectively, in operating and maintaining the business of the Issuer pursuant to that certain Omnibus Agreement, dated as of June 20, 2011, as amended, by and among TETRA, the General Partner, and the Issuer. The Omnibus Reimbursement for the first quarter of 2017 was made pursuant to a Letter Agreement entered into by and between Tetra and the Issuer, dated May 5, 2017.

Item 4. Purpose of Transaction

The information previously provided in the initial paragraph in response to Item 4 is hereby amended and supplemented by adding the following:

The Reporting Persons acquired the additional Common Units in the Preferred Unit Monthly Conversions and each of the Omnibus Reimbursements for investment purposes.

The information previously provided in response to Item 4(a) is hereby amended and supplemented by adding the following:

Pursuant to the terms of the Partnership Agreement, ratable portions of the Preferred Units have been and will continue to be converted each month to Common Units over a period of thirty months that began in March 2017, subject to certain provisions of the Partnership Agreement that may delay or accelerate all or a portion of such monthly conversions.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 10 of 18

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) (1) TETRA may be deemed to beneficially own 14,729,609 Common Units, 11,225,140 Common Units of which are directly held by the General Partner, 2,028,382 Common Units of which are directly held by CCI and 1,476,087 Common Units of which are directly held by TII. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, CCI is a direct, wholly owned subsidiary of the General Partner and CI and TII are direct, wholly owned subsidiaries of TETRA. Such Common Units represent approximately 41.55% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 35,448,924 Common Units outstanding as of June 20, 2017).

(2) TII is the record and beneficial owner of 1,476,087 Common Units. Such Common Units represent approximately 4.16% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 35,448,924 Common Units outstanding as of June 20, 2017).

(3) CI may be deemed to beneficially own 13,253,522 Common Units, of which 11,225,140 Common Units are directly held by the General Partner and 2,028,382 Common Units are directly held by CCI. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, and CCI is a direct, wholly-owned subsidiary of the General Partner. Such Common Units represent approximately 37.39% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 35,448,924 Common Units outstanding as of June 20, 2017).

(4) CFS may be deemed to beneficially own 13,253,522 Common Units, of which 11,225,140 Common Units are directly held by the General Partner and 2,028,382 Common Units are directly held by CCI. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, and CCI is a direct, wholly-owned subsidiary of the General Partner. Such Common Units represent approximately 37.39% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 35,448,924 Common Units outstanding as of June 20, 2017).

(5) The General Partner is the record and beneficial owner of 11,225,140 Common Units and may be deemed to beneficially own an additional 2,028,382 Common Units that are directly held by CCI. Such Common Units represent approximately 37.39% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 35,448,924 Common Units outstanding as of June 20, 2017). The General Partner is also the record and beneficial owner of an approximate 2% general partner interest in the Issuer and incentive distribution rights that represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts in the Issuer.

(6) CCI is the record and beneficial owner of 2,028,382 Common Units. Such Common Units represent approximately 5.72% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 35,448,924 Common Units outstanding as of June 20, 2017).

(7) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons as of June 20, 2017.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for information applicable to the Listed Persons.

(c) Except as described in Item 3 above or elsewhere in this Amendment, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in Common Units during the past 60 days by the Listed Persons.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 11 of 18

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

In connection with the Preferred Unit Monthly Conversions, the Partnership entered into the Partnership Agreement.

In connection with the Omnibus Reimbursements for the first quarter of 2017, the Partnership and Tetra entered into to a Letter Agreement, dated January 19, 2017.

Item 7.  Material to Be Filed as Exhibits

The information previously provided in response to Item 7 is hereby amended to add the following exhibits:

Exhibit E:   Second Amended and Restated Agreement of Limited Partnership of CSI Compressco LP (incorporated by reference to Exhibit 3.1 to Issuer’s Form 8-K filed on August 8, 2016) (SEC File No. 001-1193125)).

Exhibit F:   Joint Filing Statement filed herewith.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 12 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 20, 2017

TETRA Technologies, Inc.

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	Senior Vice President and General Counsel

TETRA International Incorporated

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	Assistant Secretary and Assistant Treasurer

Compressco, Inc.

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	Assistant Secretary and Assistant Treasurer

Compressco Field Services, L.L.C.

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	Assistant Secretary and Assistant Treasurer

CSI Compressco GP Inc.

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	General Counsel

CSI Compressco Investment LLC By: CSI Compressco GP Inc., its sole member

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	General Counsel

SCHEDULE 13D

CUSIP No. 12637A 103	Page 13 of 18

SCHEDULE 1

Listed Persons*

(as of June 20, 2017)

Executive Officers of TETRA Technologies, Inc.

Name: Stuart M. Brightman

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: President and Chief Executive Officer, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 38,667 Common Units (less than 1%)

Name: Elijio V. Serrano

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Senior Vice President and Chief Financial Officer, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 6,984 Common Units (less than 1%)

Name: Matthew Sanderson

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Senior Vice President, TETRA Technologies, Inc.

Citizenship: Canadian

Amount Beneficially 0

Name: Bass C. Wallace, Jr.

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Senior Vice President and General Counsel, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 16,984 Common Units (less than 1%)

Name: Peter J. Pintar

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Senior Vice President, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 30,000 Common Units (less than 1%)

Name: James H. Funke

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Vice President, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 1,179 Common Units (less than 1%)

Name: Ben C. Chambers

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Vice President - Accounting, Chief Accounting Officer, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Name: Joseph J. Meyer

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Vice President - Finance and Treasurer, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

SCHEDULE 13D

CUSIP No. 12637A 103	Page 14 of 18

Name: Elisabeth K. Evans

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Vice President - Human Resources, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Name: Timothy A. Knox

Address: c/o Compressco, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: President, CSI Compressco GP Inc.

Citizenship: USA

Amount Beneficially Owned: 98,123 Common Units (less than 1%)

Directors of TETRA Technologies, Inc.

Name: Stuart M. Brightman

Director, TETRA Technologies, Inc.

(see above)

Name: Mark E. Baldwin

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Director, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Name: Thomas R. Bates

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Director, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 500 Common Units (less than 1%)

Name: Paul D. Coombs

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Director, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 32,817 Common Units (less than 1%)

Name: John F. Glick

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Director, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 2,000 Common Units (less than 1%)

Name: Stephen A. Snider

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Director, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Name: William D. Sullivan

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Chairman of the Board of Directors, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 47,586 Common Units (less than 1%)

SCHEDULE 13D

CUSIP No. 12637A 103	Page 15 of 18

Name: Kenneth E. White, Jr.

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Director, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Name: Joseph C. Winkler III

Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Director, TETRA Technologies, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of TETRA International Incorporated

Name: Stuart M. Brightman

President, TETRA International Incorporated

(see above)

Name: Bass C. Wallace, Jr.

Assistant Secretary and Assistant Treasurer, TETRA International Incorporated

(see above)

Name: Joseph J. Meyer

Treasurer, TETRA International Incorporated

(see above)

Directors of TETRA International Incorporated

Name: Stuart M. Brightman

Director, TETRA International Incorporated

(see above)

Executive Officers of Compressco, Inc.

Name: Stuart M. Brightman

President, Compressco, Inc.

(see above)

Name: Bass C. Wallace, Jr.

Assistant Secretary and Assistant Treasurer, Compressco, Inc.

(see above)

Name: Joseph J. Meyer

Treasurer, Compressco, Inc.

(see above)

Directors of Compressco, Inc.

Name: Stuart M. Brightman

Director, Compressco, Inc.

(see above)

Executive Officers of Compressco Field Services, L.L.C.

Name: Stuart M. Brightman

President, Compressco Field Services, L.L.C.

(see above)

SCHEDULE 13D

CUSIP No. 12637A 103	Page 16 of 18

Name: Bass C. Wallace, Jr.

Assistant Secretary and Assistant Treasurer, Compressco Field Services, L.L.C.

(see above)

Name: Joseph J. Meyer

Treasurer, Compressco Field Services, L.L.C.

(see above)

Directors of Compressco Field Services, L.L.C.

Name: Stuart M. Brightman

Director, Compressco Field Services, L.L.C.

(see above)

Executive Officers of CSI Compressco GP Inc.

Name: Charles B. Benge

Address: c/o CSI Compressco LP, 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Vice President of Operations, CSI Compressco GP Inc.

Citizenship: USA

Amount Beneficially Owned: 31,264 Common Units (less than 1%)

Name: Levent Caglar

Address: c/o CSI Compressco LP, 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Vice President of Fleet Management, CSI Compressco GP Inc.

Citizenship: USA

Amount Beneficially Owned: 18,596 Common Units (less than 1%)

Name: Ronald J. Foster

Address: c/o CSI Compressco LP, 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Senior Vice President and Chief Marketing Officer, CSI Compressco GP Inc.

Citizenship: USA

Amount Beneficially Owned: 84,559 Common Units (less than 1%)

Name: Timothy A. Knox

President, CSI Compressco GP Inc.

(see above)

Name: Miguel Luna

Address: c/o CSI Compressco LP, 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Vice President of Engineered Product Sales & International Operations, CSI Compressco GP Inc.

Citizenship: USA

Amount Beneficially Owned: 11,632 Common Units (less than 1%)

Name: Joseph J. Meyer

Treasurer, CSI Compressco GP Inc.

(see above)

Name: Elijio V. Serrano

Chief Financial Officer, CSI Compressco GP Inc.

(see above)

Name: Anthony D. Speer

Address: c/o CSI Compressco LP, 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Vice President of Manufacturing, CSI Compressco GP Inc.

Citizenship: USA

Amount Beneficially Owned: 23,818 Common Units (less than 1%)

SCHEDULE 13D

CUSIP No. 12637A 103	Page 17 of 18

Name: Bass C. Wallace, Jr.

General Counsel, CSI Compressco GP Inc.

(see above)

Directors of CSI Compressco GP Inc.

Name: Stuart M. Brightman

Director, CSI Compressco GP Inc.

(see above)

Name: Paul D. Coombs

Director, CSI Compressco GP Inc.

(see above)

Name: D. Frank Harrison

Address: c/o CSI Compressco LP, 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Director, CSI Compressco GP Inc.

Citizenship: USA

Amount Beneficially Owned: 32,518 Common Units (less than 1%)

Name: Timothy A. Knox

Director, CSI Compressco GP Inc.

(see above)

Name: James R. Larson

Address: c/o CSI Compressco LP, 24955 Interstate 45 North, The Woodlands, Texas 77380

Principal Occupation: Director, CSI Compressco GP Inc.

Citizenship: USA

Amount Beneficially Owned: 38,617 Common Units (less than 1%)

Name: William D. Sullivan

Director, CSI Compressco GP Inc.

(see above)

*Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Units.

SCHEDULE 13D

CUSIP No. 12637A 103	Page 18 of 18

Exhibit F

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 3 to Schedule 13D is, and any further amendments hereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: June 20, 2017

TETRA Technologies, Inc.

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	Senior Vice President and General Counsel

TETRA International Incorporated

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	Assistant Secretary and Assistant Treasurer

Compressco, Inc.

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	Assistant Secretary and Assistant Treasurer

Compressco Field Services, L.L.C.

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	Assistant Secretary and Assistant Treasurer

CSI Compressco GP Inc.

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	General Counsel

CSI Compressco Investment LLC By: CSI Compressco GP Inc., its sole member

By:	/s/Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	General Counsel